SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 8)

                   Under the Securities Exchange Act of 1934*

                               WebMediaBrands Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94770W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Alan M. Meckler
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jeffrey R. Poss, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 23, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

----------------------------                              ----------------------
CUSIP No. 94770W100
----------------------------                              ----------------------


------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan M. Meckler
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              PF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------- --------- ----------------------------------------------
                           7      SOLE VOTING POWER

                                  9,820,485
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                1,557,960
BY EACH REPORTING       --------- ----------------------------------------------
PERSON WITH                9      SOLE DISPOSITIVE POWER

                                  11,820,485
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  1,557,960
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              13,378,445
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.9%(1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

(1) Based on 35,967,152 shares of Common Stock outstanding as of November 5, 2008 (net of 65,000 Treasury Shares), as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 12, 2008, and 1,305,567 options that are vested and exercisable within 60 days of this report.


                               Page 2 of 20 Pages

                                   SCHEDULE 13D

----------------------------                              ----------------------
CUSIP No. 94770W100
----------------------------                              ----------------------


------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan M. Meckler 2008 Grantor Retained Annuity Trust
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- --------- ----------------------------------------------
                           7      SOLE VOTING POWER

                                  2,000,000
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                0
BY EACH REPORTING       --------- ----------------------------------------------
PERSON WITH                9      SOLE DISPOSITIVE POWER

                                  0
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              2,000,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.6%(1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

(1) Based on 35,967,152 shares of Common Stock outstanding as of November 5, 2008 (net of 65,000 Treasury Shares), as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 12, 2008.


                              Page 3 of 20 Pages

                                   SCHEDULE 13D

----------------------------                              ----------------------
CUSIP No. 94770W100
----------------------------                              ----------------------


------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan B. Abramson, the Voting Trustee of the Alan M. Meckler
              2008 Grantor Retained Annuity Trust
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------- --------- ----------------------------------------------
                           7      SOLE VOTING POWER

                                  2,000,000
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                0
BY EACH REPORTING       --------- ----------------------------------------------
PERSON WITH                9      SOLE DISPOSITIVE POWER

                                  0
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              2,000,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.6%(1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

(1) Based on 35,967,152 shares of Common Stock outstanding as of November 5, 2008 (net of 65,000 Treasury Shares), as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 12, 2008.


                              Page 4 of 20 Pages

CUSIP No. 94770W100

                                Introductory Note

     This Amendment No. 8 ("Amendment No. 8"), which amends and restates in its entirety the Schedule 13D filed on August 12, 1999 (as amended and restated by Amendment No. 1 filed on February 6, 2002, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on June 8, 2004, Amendment No. 4 filed on February 18, 2005, Amendment No. 5 filed on May 13, 2005, Amendment No. 6 filed on October 31, 2008 and Amendment No. 7 filed on December 16, 2008), is being filed on behalf of (i) Alan M. Meckler, an individual ("Meckler"), (ii) the Alan M. Meckler 2008 Grantor Retained Annuity Trust, a New York grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the "2008 Meckler Trust") and (iii) Alan B. Abramson, in his capacity as voting trustee of the 2008 Meckler Trust, over which he exercises voting, but not investment, control (collectively, the "Reporting Persons"). This Amendment No. 8 relates to the common stock, par value $.01 per share (the "Common Stock"), of WebMediaBrands Inc. (f/k/a Jupitermedia Corporation), a Delaware corporation (the "Issuer") beneficially owned by the Reporting Persons, including the Common Stock directly held by Meckler's spouse, Ellen Meckler ("Ellen Meckler"), and certain other affiliates of Meckler (including the 2008 Meckler Trust) described herein over which Meckler may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose Common Stock held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 8 is being filed to report (x) the acquisition of additional shares of Common Stock by Meckler resulting from the automatic acceleration of the vesting of Meckler's outstanding stock options upon the consummation of the Getty Images Transaction (as defined and described in more detail in Item 4(c) below) pursuant to the terms and conditions of the Issuer's 1999 Stock Incentive Plan (the "1999 Plan") and 2008 Stock Incentive Plan (the "2008 Plan; and together with the 1999 Plan, the "Plans"), (y) the termination of the Support Agreements (as defined and described in more detail in Item 4(c) below) upon the consummation of the Getty Images Transaction, and (z) the acquisition of additional shares of Common Stock by Meckler on the open market.

Item 1.  Security and Issuer.

     This Amendment No. 8 relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Issuer is 23 Old Kings Highway South, Darien, CT 06820.

Item 2.  Identity and Background.

     (a) This statement is being filed by:

     (i) Meckler, the Chairman, Chief Executive Officer, President and Chief Operating Officer of the Issuer, President of Meckler Foundation Inc., a charitable foundation (the "Foundation") and trustee of the Herman L. Meckler Family Trust #1 and Herman L. Meckler Family Trust #2 (both of which are trusts established for the benefit of Meckler's mother and are collectively referred to herein as the "Parent Trusts"). Meckler also has investment, but not voting, control over the 2008 Meckler

                              Page 5 of 20 Pages

CUSIP No. 94770W100

Trust. The Foundation, Parent Trusts, 2008 Meckler Trust and Ellen Meckler are herein after, from time to time, collectively referred to as the "Meckler Affiliates."

     (ii) The 2008 Meckler Trust.

     (iii) Alan B. Abramson, in his capacity as voting trustee of the 2008 Meckler Trust (the "Voting Trustee").

     (b) The business address of Meckler is 23 Old Kings Highway South, Darien, CT 06820. The business address of the Voting Trustee is 501 Fifth Avenue, New York, New York 10017. The business address of the 2008 Meckler Trust is c/o Abramson Brothers, 501 Fifth Avenue, New York, New York 10017.

     (c) Meckler presently serves as Chairman, Chief Executive Officer, President and Chief Operating Officer of the Issuer. The Voting Trustee is employed by Abramson Brothers Incorporated, a New York real estate management and investment firm.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Meckler and the Voting Trustee are United States citizens. The 2008 Meckler Trust is a New York grantor retained annuity trust.

Item 3.  Source and Amount of Funds or Other Consideration.

     During the time period from December 16, 2008 until the date hereof, Meckler used personal funds to purchase 100,000 shares of Common Stock for his own account.

     During the time period from October 22, 2008 until December 16, 2008, Meckler used personal funds to purchase 101,000 shares of Common Stock for his own account. In addition, (i) the Foundation has used its own funds to acquire 104,100 shares of Common Stock, (ii) Ellen Meckler has used personal funds to purchase 780,000 shares of Common Stock, (iii) the Herman L. Meckler Family Trust #1 has used personal funds to purchase 150,000 shares of Common Stock,
(iii) the Herman L. Meckler Family Trust #2 has used personal funds to purchase 50,000 shares of Common Stock.

     During the time period from May 13, 2005 until October 22, 2008, Meckler used personal funds to purchase Common Stock of the Issuer for his own account. In addition, (i) the Foundation received 142,000 shares of Common Stock as a gift from Meckler, (ii) Meckler received 2,000,000 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2005 Meckler Trust (as defined in Item 4), (iii) the 2006 Meckler Trust (as defined in Item
4) received 953,875 shares of Common Stock as

                              Page 6 of 20 Pages

CUSIP No. 94770W100

a gift from Meckler, and subsequently transferred those 953,875 shares of Common Stock back to Meckler as a distribution in satisfaction of a required annuity payment, (iv) the 2007 Meckler Trust I (as defined in Item 4) received 1,046,125 shares of Common Stock as a gift from Meckler, and subsequently transferred those 1,046,125 shares of Common Stock back to Meckler as a distribution in satisfaction of a required annuity payment, (v) the 2007 Meckler Trust II (as defined in Item 4) received 953,875 shares of Common Stock as a gift from Meckler, and subsequently transferred those 953,875 shares of Common Stock back to Meckler as a distribution in satisfaction of a required annuity payment, and
(vi) the 2008 Meckler Trust received 2,000,000 shares of Common Stock as a gift from Meckler.

Item 4.  Purpose of Transaction.

     (a)

     On August 12, 1999, the original Schedule 13D was filed which reported that Meckler beneficially owned 12,916,050 shares of Common Stock which represented approximately 55.20% of the shares of Common Stock then outstanding.

     On February 6, 2002, Amendment No. 1 was filed, which reported that from the period beginning August 13, 1999 up until the date thereof, Meckler purchased an aggregate of 127,150 shares of Common Stock on the open market. During this same period, Meckler transferred 50,000 shares of Common Stock to the Foundation, a charitable foundation over which Meckler exercises investment control, and 5,000 shares of Common Stock to each of the Naomi A. Meckler Trust, the Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust (trusts established for the benefit of Meckler's four children and collectively referred to herein as the "Children's Trusts"). As a result of these transactions, Meckler's direct ownership of Common Stock during this period increased from 11,472,836 shares to 11,529,986 shares, an increase of 57,150 shares (calculated as 127,150 shares acquired on the open market less 70,000 shares gifted).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock also increased during this period due to the following transactions: (i) the Children's Trusts collectively purchased 32,000 shares of Common Stock on the open market (for a total of 52,000 shares acquired); (ii) the Foundation purchased 7,100 shares of Common Stock (for a total of 57,100 shares acquired); (iii) Ellen Meckler purchased 88,100 shares of Common Stock and (iv) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 (trusts established for the benefit of Meckler's mother) acquired an aggregate of 69,200 shares of Common Stock and sold an aggregate of 7,000 shares of Common Stock. As a result of these transactions and the gifts to the Foundation and the Children's Trusts described above, Meckler's indirect ownership of Common Stock during this period increased from 1,443,214 shares to 1,702,614 shares, an increase of 259,400 shares.

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock increased from 12,916,050 to 13,599,265, a total increase of 683,215

                              Page 7 of 20 Pages

CUSIP No. 94770W100

shares. Despite this increase, Meckler's percentage ownership of the Issuer decreased from 55.20% to 52.92% due to issuances of shares of Common Stock by the Issuer.

     On August 14, 2003, Amendment No. 2 was filed, which reported that during the period beginning February 6, 2002 and ending on the date thereof, Meckler sold 300,000 shares of Common Stock (the "Shares") to Knowlton Brothers, Inc. ("Knowlton"), as general partner of several private investment funds, and certain persons affiliated with Knowlton (collectively, the "Knowlton Purchasers") in a private transaction, for estate planning purposes. During this same period, Meckler purchased an aggregate of 18,900 shares of Common Stock on the open market. As a result of these transactions, Meckler's direct ownership of Common Stock during this period decreased from 11,529,986 to 11,248,886, a decrease of 281,100 shares (calculated as 18,900 shares acquired on the open market less 300,000 shares sold to the Knowlton Purchasers).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock increased during this period due to the following transactions:
(i) the Children's Trusts collectively purchased an aggregate of 40,000 shares of Common Stock (for a total of 92,000 shares acquired); (ii) the Foundation purchased 10,000 shares of Common Stock (for a total of 67,100 shares acquired);
(iii) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 acquired an aggregate of 12,000 shares of Common Stock and sold 24,000 shares of Common Stock, a total decrease of 12,000 shares of Common Stock. As a result of these transactions, Meckler's indirect ownership of Common Stock during this period increased from 1,702,614 shares to 1,740,614 shares, an increase of 38,000 shares.

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock increased from 13,599,265 to 14,222,831, a total increase of 623,566 shares. Despite this increase, Meckler's percentage of ownership of the Issuer decreased from 52.92% to 52.44%.

     On June 8, 2004, Amendment No. 3 was filed, which reported that from the period beginning August 14, 2003 until May 28, 2004, Meckler acquired 499,998 shares of Common Stock through the exercise of certain stock options. In connection with the Issuer's public offering (the "Public Offering") of shares of Common Stock pursuant to an effective registration statement (File No. 333-113293) and the Purchase Agreement, dated as of May 24, 2004, by and among the Issuer, certain selling stockholders named therein and the underwriters named therein, a form of which was filed as Exhibit 2.1 to Form S-3/A on May 10, 2004, Meckler sold 599,998 shares of Common Stock, including the 499,998 shares acquired through the exercise of stock options described above. As a result of these transactions, Meckler's direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of May 28, 2004) decreased from 11,248,886 to 11,148,886 shares, a decrease of 100,000 shares (calculated as 499,998 shares acquired through the exercise of options less 599,998 shares sold in the Public Offering).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock decreased during this period due to the collective disposition of an

                              Page 8 of 20 Pages

CUSIP No. 94770W100

aggregate of 140,002 shares of Common Stock by the Children's Trusts in the Public Offering. As a result of these transactions, Meckler's indirect ownership of Common Stock during this period decreased from 1,740,615 shares (reflecting one additional share of Common Stock owned by the Children's Trusts but inadvertently omitted from this Schedule 13D as previously amended) to 1,600,613 shares, for a decrease of 140,002 shares.

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock decreased from 14,222,832 to 13,981,166, a total decrease of 241,666 shares. This decrease is a result of the following: (i) a decrease of 100,000 shares in Meckler's direct ownership of shares (excluding shares underlying options) as described above; (ii) a decrease of 140,002 shares in Meckler's indirect ownership of shares as described above; (iii) a net decrease in beneficial ownership of the number of shares underlying options from 1,233,331 to 1,231,667, for a net decrease of 1,664 option shares. As a result of these transactions, Meckler's percentage ownership of the Issuer decreased during this period from 52.44% to 43.26%.

     On February 18, 2005, Amendment No. 4 was filed, which reported that from the period beginning May 28, 2004 until February 10, 2005, Meckler acquired 431,667 shares of Common Stock through the exercise of certain stock options. During this same period, Meckler sold 978,000 shares of Common Stock in a private transaction, transferred 60,000 shares of Common Stock to the Foundation as a gift and transferred 2,000,000 shares of Common Stock to the Alan M. Meckler 2005 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the "2005 Meckler Trust"), as a gift. As a result of these transactions, Meckler's direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of February 10, 2005) decreased from 11,148,886 to 8,542,553 shares, a decrease of 2,606,333 shares (calculated as 431,667 shares acquired through the exercise of options less 978,000 shares sold in a private transaction, 60,000 shares transferred to the Foundation as a gift and 2,000,000 shares transferred to the 2005 Meckler Trust as a gift).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock increased during this period due to the following transactions:
(i) each of the Children's Trusts sold 18,000 shares of Common Stock in a private transaction; (ii) the Foundation received 60,000 shares of Common Stock as a gift from Meckler; (iii) the Foundation transferred 3,000 shares of Common Stock to a charitable organization as a gift; and (iv) the 2005 Meckler Trust received 2,000,000 shares of Common Stock as a gift from Meckler. As a result of these transactions, Meckler's indirect ownership of Common Stock during this period increased from 1,600,613 to 3,585,613 shares, an increase of 1,985,000 shares (calculated as 60,000 shares received by the Foundation as a gift and 2,000,000 shares received by the 2005 Meckler Trust as a gift less an aggregate of 72,000 shares sold by the Children's Trusts and 3,000 shares transferred by the Foundation as a gift).

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock, as reported in Amendment No. 4, decreased from 13,981,166 to

                              Page 9 of 20 Pages

CUSIP No. 94770W100

12,796,500, a total decrease of 1,184,666 shares. This reported decrease was a result of the following: (i) a decrease of 2,606,333 shares in Meckler's direct ownership of shares (excluding shares underlying options) as described above;
(ii) an increase of 1,985,000 shares in Meckler's indirect ownership of shares as described above; and (iii) a net reported decrease in beneficial ownership of the numbers of shares underlying options from 1,231,667 to 668,334, for a net reported decrease of 563,333 option shares. As a result of these transactions, Meckler's reported percentage ownership of the Issuer decreased during this period from 43.26% to 38.74%. Meckler's reported change in beneficial ownership for this period did not, however, account for the expiration of an option to purchase 100,000 shares of Common Stock that expired on September 7, 2004. Accounting for the expiration of this option would have resulted in an actual beneficial ownership of 12,696,500 shares of Common stock and a change in percentage ownership from 43.26% to 38.56%.

     On May 13, 2005, Amendment No. 5 was filed, which reported that from the period beginning February 11, 2005 until May 13, 2005, Meckler acquired 450,000 shares of Common Stock through the exercise of certain stock options. During this same period, Meckler also sold 450,000 shares of Common Stock in the open market. As a result of these transactions, Meckler's direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of May 13, 2005) remained unchanged. Meckler's indirect ownership of Common Stock also remained unchanged during this period.

     Meckler's aggregate beneficial ownership of shares of Common Stock during this period (including shares underlying options exercisable within 60 days of the reporting date and taking account of the expiration of an option to purchase 100,000 shares of Common Stock on September 7, 2004) increased from 12,696,500 to 12,713,167, a total increase of 16,667 shares. This increase is a result of a net increase in Meckler's beneficial ownership of the number of shares underlying options from 568,334 to 585,001 (including options exercisable within 60 days of May 13, 2005 and taking account of the expiration of his option to purchase 100,000 shares of Common Stock on September 7, 2004), for a net increase of 16,667 option shares. As a result of these transactions and the issuance of additional shares of Common Stock by the Issuer since the filing of Amendment No. 4, Meckler's percentage ownership of the Issuer decreased from 38.56% to 36.43%, based on 34,896,467 shares outstanding as of May 13, 2005 (including shares underlying options beneficially owned by Meckler).

     On October 31, 2008, Amendment No. 6 was filed to report that, from the period beginning May 13, 2005 until October 22, 2008, Meckler acquired 333,334 shares of Common Stock through the exercise of certain stock options and purchased an aggregate of 10,000 shares of Common Stock on the open market. During this same time period, Meckler (i) sold 333,334 shares of Common Stock in the open market; (ii) sold 96,000 shares of Common Stock in the open market pursuant to a 10b5-1 Stock Sale Plan, dated as of May 24, 2005, by and between Meckler and Piper Jaffray & Co. (the "2005 Stock Sale Plan") and (iii) gifted 142,000 shares of Common Stock to the Foundation and an additional 635 shares to the Pennington School. In addition, (i) on December 7, 2005 and June 9, 2008, respectively, 118,334 and 166,667 option shares expired in accordance with

                               Page 10 of 20 Pages

CUSIP No. 94770W100

their terms; (ii) on December 23, 2005, the vesting of 200,000 option shares was accelerated; (iii) on June 9, 2006 and June 14, 2006, respectively, 166,667 and 133,333 option shares vested in accordance with their terms; (iv) on June 7, 2007 and June 14, 2007, respectively, 106,667 and 133,333 option shares vested in accordance with their terms; (v) on May 20, 2008, in connection with the Issuer's May 2008 Common Stock Option Exchange Offer (as described in Item 6 below), Meckler was granted 35,567 option shares, of which 7,874 option shares were immediately exercisable; (vi) on June 4, 2008, 58,335 option shares vested in accordance with their terms; and (vii) on June 7, 2008, 113,539 option shares vested in accordance with their terms. As a result of these transactions, Meckler's direct ownership of Common Stock during this period (including 944,749 shares underlying options exercisable within 60 days of October 22, 2008) increased from the 9,127,554 shares reported in Amendment No. 5 to 9,258,667 shares (reflecting one additional option share owned by Meckler but inadvertently omitted from this Schedule 13D as previously amended).

     In addition, from the period beginning May 13, 2005 until October 22, 2008, Meckler (i) received 953,875 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2005 Meckler Trust on May 4, 2006 and, subsequently, Meckler gifted 953,875 shares of Common Stock to the Alan M. Meckler 2006 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the "2006 Meckler Trust") on May 9, 2006; (ii) received 1,046,125 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2005 Meckler Trust and subsequently gifted 1,046,125 shares of Common Stock to the Alan M. Meckler 2007 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the "2007 Meckler Trust I") on February 13, 2007; (iii) received 953,875 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2006 Meckler Trust and subsequently gifted 953,875 shares of Common Stock to the Alan M. Meckler 2007 Grantor Retained Annuity Trust II, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the "2007 Meckler Trust II") on May 9, 2007; and (iv) received 1,046,125 and 953,875 shares of Common Stock, respectively, as a distribution in satisfaction of a required annuity payment from the 2007 Meckler Trust I and 2007 Meckler Trust II and subsequently gifted 2,000,000 shares of Common Stock to the 2008 Meckler Trust on May 12, 2008. In addition, on December 21, 2006, Meckler resigned from his position as a trustee of the Children's Trusts, in which capacity he exercised investment control over the Children's Trusts, resulting in the disposition for Schedule 13D purposes of the 1,323,213 shares of Common Stock held of record by the Children's Trusts at that time. As a result of these transactions and the transactions described in the immediately preceding paragraph, Meckler's direct ownership of Common Stock decreased by 142,635 shares of Common Stock and his indirect ownership of Common Stock decreased by 1,181,213 shares of Common Stock (calculated as the net 142,000 shares of Common Stock transferred to the Foundation, 2005 Meckler Trust, 2006 Meckler Trust, 2007 Meckler Trust I, 2007 Meckler Trust II and 2008 Meckler Trust less the 1,323,213 shares of Common Stock disposed of in connection with Meckler's resignation as a trustee of the Children's Trusts).

                               Page 11 of 20 Pages
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CUSIP No. 94770W100

     In addition to the preceding transfers, Meckler's indirect ownership of Common Stock increased by an additional 69,460 during this period due to the following transactions: (i) Ellen Meckler purchased 40,260 shares of Common Stock on the open market; (ii) the Foundation purchased 5,800 shares of Common Stock on the open market; and (iii) the Herman L. Meckler Family Trust #1 and Herman L. Meckler Family Trust #2 purchased 4,300 and 19,100 shares of Common Stock on the open market, respectively. As a result of these transactions and the transactions described in the immediately preceding paragraph, Meckler's indirect ownership of Common Stock decreased from 3,585,613 shares to 2,473,860 shares from May 13, 2005 until October 22, 2008 (calculated as an increase of 142,000 gifted to the Foundation, less the 1,323,213 shares disposed of in connection with Meckler's resignation as trustee of the Children's Trusts plus a total of 69,460 shares acquired by the Foundation, Ellen Meckler and the Parent Trusts).

     Meckler's aggregate beneficial ownership of shares of Common Stock during the period from May 13, 2005 until October 22, 2008 (including shares underlying options exercisable within 60 days of the reporting date) decreased from 12,713,168 to 11,732,527, a total decrease of 980,641 shares of Common Stock. This decrease is the net result of (a) a net increase in Meckler's beneficial ownership of the number of shares of Common Stock underlying options from 585,002 to 944,749 (including 58,334 options that become exercisable within 60 days of October 22, 2008 on December 12, 2008 and taking account of (i) the expiration of an option to purchase 118,334 shares of Common Stock on December 7, 2005 and the expiration of an option to purchase 166,667 shares of Common Stock on June 9, 2008; (ii) the accelerated vesting of an option to purchase 200,000 shares of Common Stock on December 23, 2005; (iii) the vesting of 166,667 (June 9, 2006), 133,333 (June 14, 2006), 106,667 (June 7, 2007), 133,333
(June 14, 2007), 7,874 (May 20, 2008) 58,335 (June 4, 2008) and 113,539 (June 7,
2008) option shares in accordance with their respective terms; (iv) his exercise and sale of 333,334 option shares from May 13, 2005 until October 22, 2008), for a net increase of 359,747 option shares, (b) a net decrease in Meckler's direct beneficial ownership giving effect to (i) his sale of 96,000 shares pursuant to the 2005 Stock Sale Plan; (ii) his purchase of 10,000 shares on the open market; and (iii) the net transfer of 142,635 shares to the Foundation, the Pennington School, the 2006 Meckler Trust, 2007 Meckler Trust I, 2007 Meckler Trust II and 2008 Meckler Trust for a net decrease of 228,635 shares, and (c) a net decrease in Meckler's indirect beneficial ownership giving effect to (i) the net transfer of 142,000 shares to the Foundation, the 2006 Meckler Trust, 2007 Meckler Trust I, 2007 Meckler Trust II and 2008 Meckler Trust; (ii) 40,260 shares purchased by Ellen Meckler on the open market; (iii) 5,800 shares purchased by the Foundation on the open market; (iv) an aggregate of 23,400 shares purchased by the Parent Trusts on the open market; and (v) the disposition of 1,323,213 shares of Common Stock in connection with Meckler's resignation as a trustee of the Children's Trusts, for a net decrease of 1,111,753 indirectly held shares. As a result of these transactions and the issuance of additional shares of Common Stock by the Issuer since the filing of Amendment No. 5, Meckler's percentage ownership of the Issuer decreased from 36.4% to 31.8%, based on 36,911,901 shares of Common Stock outstanding (consisting of 36,032,152 shares of Common Stock outstanding as of August 6, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange

                               Page 12 of 20 Pages
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CUSIP No. 94770W100

Commission (the "SEC") on August 11, 2008, less 65,000 Treasury Shares, plus 944,749 options that were vested and exercisable within 60 days of the filing of Amendment No. 6).

     On December 16, 2008, Amendment No. 7 was filed to report that, from the period beginning on October 22, 2008 until the December 16, 2008, Meckler acquired an aggregate of 100,000 shares of Common Stock through a negotiated private transaction, entered into on December 11, 2008, between Meckler, certain of the Meckler Affiliates and Wellington Fund (the "Wellington Transaction") and 1,000 shares of Common Stock in the open market. As a result of these transactions, during this period, Meckler's direct ownership of Common Stock (including shares of Common Stock underlying options beneficially owned by Meckler) increased from 9,258,667 shares to 9,359,667 shares, a net increase of 101,000 shares.

     In addition to the transactions described above, Meckler's indirect ownership of Common Stock also increased during this period due to the following transactions: (i) the Foundation purchased 4,100 shares of Common Stock in the open market on December 10, 2008 and an additional 100,000 shares of Common Stock pursuant to the Wellington Transaction (for an aggregate acquisition in this period of 104,100 shares of Common Stock); (ii) Ellen Meckler purchased 780,000 shares of Common Stock pursuant to the Wellington Transaction and (iii) the Herman L. Meckler Family Trust #1 and Herman L. Meckler Family Trust #2 purchased 150,000 and 50,000 shares of Common Stock, respectively, pursuant to the Wellington Transaction. As a result of these transactions, Meckler's indirect ownership of Common Stock during this period increased from 2,473,860 shares to 3,557,960 shares, an increase of 1,084,100 shares.

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock increased from 11,732,527 to 12,917,627, a total increase of 1,185,100 shares. As a result of the transactions described above, Meckler's percentage ownership of the Issuer increased from 31.8% to 35.0% based on 36,911,901 shares of Common Stock outstanding (consisting of 36,032,152 shares of Common Stock outstanding as of November 5, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 12, 2008, less 65,000 Treasury Shares, plus 944,749 options that are vested and exercisable within 60 days of the date hereof).

     From the period beginning on December 16, 2008 until the date hereof, Meckler was deemed to have acquired an aggregate of 360,818 shares of Common Stock as a result of the automatic acceleration of the vesting of Meckler's outstanding stock options upon the consummation of the Getty Images Transaction pursuant to the terms and conditions of the Plans. Specifically, the Plans provide for accelerated vesting of all outstanding options, restricted stock and other awards upon the occurrence of a "change in control" of the Issuer. A "change in control" of the Issuer was deemed to have occurred upon the consummation of the Getty Images Transaction. As a result, all 360,818 unvested and outstanding options granted pursuant to the 1999 Plan and held by Meckler immediately vested upon the consummation of the Getty Images Transaction. In addition, Meckler purchased an aggregate of 100,000 shares of Common Stock on January 6, 2009

                               Page 13 of 20 Pages

CUSIP No. 94770W100

in the open market. As a result of these transactions, during this period, Meckler's direct ownership of Common Stock (including shares of Common Stock underlying options beneficially owned by Meckler) increased from 9,359,667 shares to 9,820,485 shares, a net increase of 460,818 shares.

     Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Issuer.

(c)

     On October 22, 2008, as previously disclosed, the Issuer entered into a definitive stock purchase agreement (the "Agreement") with Getty Images, Inc., a Delaware corporation ("Getty Images"), to sell its Online Images business to Getty Images for an aggregate purchase price of $96 million in cash. Under the terms of and subject to the conditions set forth in the Agreement, the Issuer has agreed to sell all of the outstanding capital stock of Jupiterimages Corporation ("Jupiterimages"), an Arizona corporation and a wholly owned subsidiary, to Getty Images (the "Getty Images Transaction"). The Getty Images Transaction was consummated on February 23, 2009. Following the consummation of the Getty Images Transaction, the Issuer will continue to operate the BtoB online communities that were not sold to Getty Images. These communities are comprised of Internet.com for IT managers and Web developers; Mediabistro.com for media, publishing and communications professionals; and Graphics.com for design and creative professionals.

     In connection with the Agreement and as previously disclosed, on October 22, 2008, Meckler, Ellen Meckler, the Children's Trusts, the Parent Trusts, the Foundation, the 2008 Meckler Trust, and certain other stockholders of the Issuer, each, on an individual basis, entered into separate definitive support agreements (collectively, the "Support Agreements" and each a "Support Agreement") with Getty Images to vote in favor of the Transaction, as described in Item 6 below. As described in more detail in Item 6 below, the Support Agreements terminated upon the consummation of the Getty Images Transaction in accordance with their terms.

     Except as set forth above, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (d) any change in the present Board of Directors or management of the Issuer, including any plans or

                               Page 14 of 20 Pages

CUSIP No. 94770W100

proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

     (a)

          (i) As of the date hereof, Meckler beneficially owns 13,378,445 shares of Common Stock representing approximately 35.9% of the Common Stock outstanding based on 37,272,719 shares of Common Stock outstanding (consisting of 36,032,152 shares of Common Stock outstanding as of November 5, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 12, 2008, less 65,000 Treasury Shares, plus 1,305,567 options that are vested and exercisable within 60 days of the date hereof).

          (ii) As of the date hereof, the 2008 Meckler Trust and Voting Trustee could each be deemed to beneficially own 2,000,000 shares of Common Stock representing approximately 5.6% of the Common Stock outstanding based on 35,967,152 shares outstanding as of November 5, 2008 (excluding shares underlying options beneficially owned by Meckler).

     (b)

          (i) Meckler has the sole power to vote or direct the vote of 9,820,485 shares of Common Stock and the sole power to dispose of or direct the disposition of 11,820,485 shares of Common Stock (in both cases including 1,305,567 shares of Common Stock underlying options exercisable within 60 days of this report). Meckler has the shared power to vote, or direct the vote of, 1,557,960 shares of Common Stock and the shared power to dispose or direct the disposition of 1,557,960 shares of Common Stock. The Parent Trusts collectively hold of record a total of 273,600 shares of Common Stock; the Foundation holds of record a total of 376,000 shares of Common Stock; Meckler's spouse holds of record a total of 908,360 shares of Common Stock; and the 2008 Meckler Trust holds of record a total of 2,000,000 shares of Common Stock. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Parent Trusts, the Foundation, the 2008 Meckler Trust and the Voting Trustee. The (i) Parent Trusts and the Foundation have their place of business at c/o WebMediaBrands Inc., 23 Old Kings Highway South, Darien, CT 06820; (ii) Ellen Meckler's residential address is 435 East 52nd Street, New York, New York 10022; (iii) the 2008 Meckler Trust has its business address at

                               Page 15 of 20 Pages

CUSIP No. 94770W100

     c/o Abramson Brothers, 501 Fifth Avenue, New York, New York 10017; and (iv) the Voting Trustee has his business address at 501 Fifth Avenue, New York, New York 10017. None of the Parent Trusts, the Foundation, Ellen Meckler, the 2008 Meckler Trust or the Voting Trustee has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (ii) The Voting Trustee, on behalf of the 2008 Meckler Trust, has the sole power to vote or direct the vote of 2,000,000 shares of Common Stock.

     (c) During the last sixty (60) days, the following transactions have taken place in the Common Stock: (i) Meckler was deemed to have acquired an aggregate of 360,818 shares of Common Stock as a result of the automatic acceleration of the vesting of Meckler's outstanding stock options upon the consummation of the Getty Images Transaction pursuant to the terms and conditions of the Plans and
(ii) Meckler purchased an aggregate of 100,000 shares of Common Stock in the open market.

     (d) The Parent Trusts are trusts established for the benefit of Meckler's mother and collectively hold 273,600 shares of Common Stock as of the date hereof, an amount which represents less than 1% of the outstanding Common Stock of the Issuer as of the date hereof. Meckler and Meckler's sister, Nancy J. Meckler, are co-trustees of the Parent Trusts. The Foundation and Meckler's spouse each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of them. The 2008 Meckler Trust is a grantor retained annuity trust that holds of record a total of 2,000,000 shares of Common Stock, equal to approximately 5.6% of the outstanding Common Stock of the Issuer based on the 35,967,152 shares of Common Stock outstanding as of November 5, 2008 (net of 65,000 Treasury Shares and excluding shares underlying options beneficially owned by Meckler). Meckler is trustee of the 2008 Meckler Trust and exercises investment control while Alan B. Abramson is voting trustee of the 2008 Meckler Trust and exercises voting control. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Parent Trusts, the Foundation, the 2008 Meckler Trust and Voting Trustee.

     Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement on Schedule 13D.

     (e) Not applicable.

                             Page 16 of 20 Pages

CUSIP No. 94770W100

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 1 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

1999 Stock Incentive Plan

     Under the Issuer's 1999 Stock Incentive Plan, Meckler has been granted options to purchase 3,605,567 shares of Common Stock, of which 3,605,567 have vested, 1,714,999 have been exercised and 585,001 expired as of March 4, 2009.

2008 Stock Incentive Plan

     As reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 9, 2008, the Issuer's stockholders approved the Issuer's 2008 Stock Incentive Plan, which had been previously approved and adopted by the Issuer's Board of Directors (the "Board") on April 28, 2008, subject to stockholder approval. As with the 1999 Stock Incentive Plan, the 2008 Stock Incentive Plan will be administered by the Compensation Committee of the Board and allows for the grant of incentive stock options, nonqualified stock options, restricted stock, performance-based awards and other stock-based awards (collectively, "Awards"). On March 4, 2009, Meckler was granted options to purchase 175,000 shares under the 2008 Stock Incentive Plan, of which 175,000 were unvested as of March 4, 2009.

November 2008 Common Stock Option Amendment

     On November 17, 2008, the Compensation Committee of the Issuer's Board of Directors approved an amendment (the "November 2008 Option Amendment") to certain non-qualified stock option grants issued pursuant to the 1999 Stock Incentive Plan (the "November 2008 Eligible Options") to amend the exercise price of the November 2008 Eligible Options to $0.26 per share, the closing price of the Issuer's common stock on November 17, 2008. All other terms and conditions of the November 2008 Eligible Options were unaffected by the November 2008 Option Amendment. 1,270,000 options previously granted to Meckler pursuant to the 1999 Stock Incentive Plan were deemed November 2008 Eligible Options and were repriced pursuant to the terms of the November 2008 Option Amendment.

May 2008 Common Stock Option Exchange Offer

     On May 20, 2008, Issuer's Board of Directors approved a plan to exchange all outstanding non-qualified stock options having an exercise price greater than $4.00 per share for new options with an exercise price of $2.01 per share, the closing price of the Issuer's common stock on May 20, 2008, on a one-for-one basis (the "May 2008 Common Stock Option Exchange Offer"). In addition, the Issuer's Board of Directors also authorized the issuance of a limited number of incentive stock options, which in Meckler's case were issued with an exercise price of $2.21 per share, 110% of the closing price of the Issuer's common stock on May 20, 2008. In either case, the new options

                             Page 17 of 20 Pages

CUSIP No. 94770W100

follow the vesting schedule of the original options that they were designed to replace or supplement. Meckler was issued new options as described in Item 4.


2005 Stock Sale Plan

     As noted above in Item 4, Meckler entered into a Rule 10b5-1 Stock Sale Plan with Piper Jaffray & Co., dated as of May 24, 2005, pursuant to which Meckler sold 96,000 shares of Common Stock in the open market between July 2005 and June 2006. A copy of the 2005 Stock Sale Plan is attached hereto as Exhibit
2. The Stock Sale Plan has expired.

Support Agreement

     As noted in Item 4, concurrently with the execution of the Agreement, at Getty Image's specific request and as a condition to Getty Image's willingness to enter into and perform its obligations under the Agreement, Meckler, Ellen Meckler, the Children's Trusts, the Parent Trusts, the Foundation, the 2008 Meckler Trust, and certain other stockholders of the Issuer (collectively, the "Stockholders" and each a "Stockholder") each entered into separate Support Agreements with Getty Images dated October 22, 2008 that were identical in form. Pursuant to their respective Support Agreement, each Stockholder agreed to be present (in person or by proxy) at any meeting of the Issuer's stockholders called to seek the approval by the stockholders of the Getty Images Transaction and to vote or cause to be voted all of its shares of Common Stock in favor of approval of the Agreement and the Getty Images Transactions contemplated thereby. Each Stockholder also agreed not to: (i) sell, transfer or otherwise dispose of any of its shares of Common Stock, any beneficial ownership thereof or any other interest therein; (ii) enter into any contract, arrangement or understanding that violates or conflicts with or would reasonably be expected to violate or conflict with its obligations under the preceding clause (i); (iii) enter into any voting agreements, whether by proxy, voting agreement or other voting arrangement with respect to its shares of Common Stock; or (iv) take any action that would make any representation or warranty of such Stockholder contained in the Support Agreement untrue or incorrect that would have the effect of preventing such Stockholder from performing its obligations under the Support Agreement.

     Pursuant to their terms, the Support Agreements terminate upon the earlier of: (i) termination of the Agreement in accordance with its terms or (ii) the consummation of the Getty Images Transaction. As noted above in Item 4, the Support Agreements terminated upon the consummation of the Getty Images Transaction.

     The foregoing description of the Support Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a form of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

                             Page 18 of 20 Pages

CUSIP No. 94770W100

Wellington Transaction

     On December 11, 2008, Meckler, the Foundation, Ellen Meckler and the Parent Trusts entered into a negotiated transaction with the Wellington Fund to purchase shares of Common Stock, in amounts discussed above in Items 4 and 5. The private transaction was effected through the parties brokers and was limited in scope to the purchase and sale of the shares of Common Stock as described herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated October 29, 2008 among the Reporting Persons previously filed with the SEC on October 31, 2008 as an exhibit to Amendment No. 6 to this Schedule 13D.

Exhibit 2: Rule 10b5-1 Stock Sale Plan, dated as of May 24, 2005, by and between Alan M. Meckler and Piper Jaffray & Co. previously filed with the SEC on October 31, 2008 as an exhibit to Amendment No. 6 to this Schedule 13D.

Exhibit 3: Stock Purchase Agreement, dated as of October 22, 2008, by and between Jupitermedia Corporation, a Delaware corporation and Getty Images, Inc., a Delaware corporation, previously filed with the SEC on October 31, 2008 as an exhibit to Amendment No. 6 to this Schedule 13D.

Exhibit 4: Form of Support Agreement dated as of October 22, 2008, by and among Getty Images, Inc. and the Reporting Persons previously filed with the SEC on October 31, 2008 as an exhibit to Amendment No. 6 to this Schedule 13D.

                             Page 19 of 20 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.



Dated: March 10, 2009        By: /s/ Alan M. Meckler
                                 -------------------
                             Name:   Alan M. Meckler
                             Title:  Chairman, Chief Executive Officer,
                                     President and Chief Operating Officer


                            ALAN M. MECKLER 2008 GRANTOR RETAINED ANNUITY TRUST


Dated: March 9, 2009        By: /s/ Alan B. Abramson
                                --------------------
                            Name:   Alan B. Abramson
                            Title:  Voting Trustee


Dated: March 9, 2009        /s/ Alan B. Abramson
                            --------------------
                            Alan B. Abramson, in his capacity as Voting Trustee
                            of the Alan M. Meckler 2008 Grantor Retained Annuity
                            Trust